SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

(650) 628-1500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Diane Holt Frankle, Esq.

William H. Hoffman, Esq.

John G. Saia, Esq.

DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$74,861,085	$8,010.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,543,265 shares of common stock of Electronic Arts Inc. that have an aggregate value of $74,861,085 as of August 15, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 28, 2005, equals $107.00 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,010.14	Filing Party: Electronic Arts Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 16, 2006
File No. 005-40740

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Electronic Arts Inc. (the “Company”) with the Securities and Exchange Commission on August 16, 2006 (the “Schedule TO”), relating to an offer by the Company to exchange certain outstanding eligible stock options to purchase shares of the Company’s common stock, par value $0.01 per share, for restricted shares of common stock or restricted stock units that will be granted under the Company’s 2000 Equity Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO and the Offer to exchange, in order to:

(i)	revise Question 19 of the Summary Term Sheet titled “If I participate, when will I receive my award agreement?” to replace “we expect to” with “we will” and to replace “as soon as practicable” with “promptly”;

(ii)	revise the fourth paragraph of Section 6 titled “Acceptance of Options for Exchange” to replace “as promptly as practicable” with “promptly”;

(iii)	revise the first and third paragraphs of Section 11 titled “Interests of Officers and Directors” to replace “to the best of our knowledge” with “to the best of our knowledge and based on transactions which have been publicly reported”;

(iv)	revise the first paragraph of Section 16 titled “Extension of the Offer; Termination; Amendment” to delete the reference to Section 7 titled “Conditions to the Offer”;

(v)	replace the first sentence of Section 20 titled “Forward-Looking Statements” with the following sentence “Our reports filed with the Commission referred to above include forward-looking statements which reflect EA’s views as of the time of the filing of the respective reports with respect to future events and financial performance”; and

(vi)	revise the last sentence of Section 20 titled “Forward-Looking Statements” to replace the phrase “does not intend to update these forward-looking statements” with “does not intend to update these forward-looking statements, except as otherwise required by applicable federal securities laws.”

ITEM 12. EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated August 16, 2006.

† (a)(1)(B)	Form of Election Form

† (a)(1)(C)	Form of Online Election Form

† (a)(1)(D)	Form of Notice of Withdrawal

† (a)(1)(E)	Form of Online Notice of Withdrawal

† (a)(1)(F)	Form of Individual Statement of Options

† (a)(1)(G)	Form of Online Individual Statement of Options

† (a)(1)(H)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(I)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

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† (a)(1)(J)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

† (a)(1)(K)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(L)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan and related offer document and addendum

† (a)(1)(M)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated August 16, 2006, regarding “Announcement of Option Exchange Offer”

† (a)(1)(N)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

† (a)(1)(O)	Form of Reminder of Expiration of Option Exchange Offer

† (a)(1)(P)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer

† (a)(1)(Q)	Form of Confirmation of Participation in the Option Exchange Offer

† (a)(1)(R)	Form of Communication Regarding the Results of the Option Exchange Offer

† (a)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on June 12, 2006 and incorporated herein by reference

† (a)(1)(T)	Disclosure contained in the Company’s Current Report on Form 8-K dated and filed on July 13, 2006, and incorporated herein by reference

† (a)(1)(U)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 8, 2006 and incorporated herein by reference

† (a)(1)(V)	Form of Communication Regarding Model Election and Pre-Tax Relative Values

(b)	Not applicable

† (d)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(4)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(H) above)

3

† (d)(5)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(I) above)

† (d)(6)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(J) above)

† (d)(7)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(K) above)

† (d)(8)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan, including offering document and addendum

† (d)(9)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan, (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

† (d)(10)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation, (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(11)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(12)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

† (d)(13)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.39 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

(h)	Not applicable

†	Exhibit previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By:	/s/ Stephen G. Bené
Stephen G. Bené
Senior Vice President, General Counsel and Secretary

Dated: August 25, 2006

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated August 16, 2006.

† (a)(1)(B)	Form of Election Form

† (a)(1)(C)	Form of Online Election Form

† (a)(1)(D)	Form of Notice of Withdrawal

† (a)(1)(E)	Form of Online Notice of Withdrawal

† (a)(1)(F)	Form of Individual Statement of Options

† (a)(1)(G)	Form of Online Individual Statement of Options

† (a)(1)(H)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(I)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(J)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

† (a)(1)(K)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(L)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan and related offer document and addendum

† (a)(1)(M)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated August 16, 2006, regarding “Announcement of Option Exchange Offer”

† (a)(1)(N)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

† (a)(1)(O)	Form of Reminder of Expiration of Option Exchange Offer

† (a)(1)(P)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer

† (a)(1)(Q)	Form of Confirmation of Participation in the Option Exchange Offer

† (a)(1)(R)	Form of Communication Regarding the Results of the Option Exchange Offer

† (a)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on June 12, 2006 and incorporated herein by reference

† (a)(1)(T)	Disclosure contained in the Company’s Current Report on Form 8-K dated and filed on July 13, 2006, and incorporated herein by reference

† (a)(1)(U)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 8, 2006 and incorporated herein by reference

† (a)(1)(V)	Form of Communication Regarding Model Election and Pre-Tax Relative Values

(b)	Not applicable

† (d)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(4)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(H) above)

† (d)(5)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(I) above)

† (d)(6)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(J) above)

† (d)(7)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(K) above)

† (d)(8)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan, including offering document and addendum

† (d)(9)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan, (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

† (d)(10)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation, (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(11)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(12)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

† (d)(13)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.39 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)
(h)	Not applicable

†	Exhibit previously filed.